SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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June 8, 2007


07024441

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **BG Advantaged S&P®/TSX® Income Trust Index Fund**
File No. 82-35069

Ladies and Gentlemen:

The BG Advantaged S&P®/TSX® Income Trust Index Fund (the "Fund") is a foreign private issuer which currently claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (File No. 82-35069). On behalf of the Fund, we hereby furnish this letter to the Securities and Exchange Commission (the "Commission") in order to amend the Fund's initial 12g3-2(b) application, dated February 21, 2007, to provide the Commission with the address of the Fund's internet web site. Pursuant to the recently amended Rule 12g3-2, the Fund will hereinafter publish the documents that it is required to furnish on a continuous basis under Rule 12g3-2(b) on its corporate website, www.bromptongroup.com, as well as on www.sedar.com, the public company electronic information delivery system generally available in Canada.

If you have any questions or desire any additional information regarding these matters, please contact the undersigned at (416) 777-4700.

Very truly yours,

Sally Whitehead

Sally Whitehead

cc: Kathy Banner
Brompton Group
Christopher Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

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